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Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(1)
December 2, 2005 at 8.30 am

AMER SPORTS SIGNED A EUR 575 MILLION MULTI-CURRENCY CREDIT FACILITY

Amer Sports Corporation has signed a 5-year EUR 575 million multi-currency credit facility on December 1, 2005. The new facility consists of a EUR 250 million term loan facility and a EUR 325 million revolving credit facility. The facility was heavily oversubscribed.

The facility will be used to refinance existing EUR 300 million bridge facility put in place to finance the acquisition of Salomon as well as for general corporate purposes. The facility pays a margin of 0.25-0.40% based on Amer Sports' net gearing.

The mandated lead arrangers were Barclays Capital, Nordea, and OKO Bank.

For further information, please contact:
Mr Esko Heinälehto, Treasury Manager, tel. +358 9 7257 8258
Mr Jari Melgin, Corporate Treasurer, tel. +358 9 7257 8233

AMER SPORTS CORPORATION
Communications

SUPPL

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon, and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon, and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(2)
December 20, 2005 at 12.00 pm

SALOMON LAUNCHES TURN-AROUND PROGRAM

Salomon, the newly-acquired winter and outdoor sports division of Amer Sports, has launched a 3-year turn-around program to ensure its future competitiveness.

The turn-around program includes a reorganization of Salomon operations and cancellation of up to 400 positions mainly in France. Other important measures include a reallocation of the production of Salomon skis and Atomic ski boots to ensure the optimization of Group benefits. Amer Sports expects to realize annual cost-savings in excess of EUR 40 million by the end of 2008.

The cost of the Salomon reorganization, resulting from the staff reductions, integration and other measures, is estimated at approximately EUR 50 million. The cost will be provided for in the Amer Sports 2005 financial statements. The reorganization of Salomon, however, is not expected to have a significant effect on Amer Sports' earnings per share in the current fiscal year due to Salomon's fourth-quarter results and IFRS-related Salomon balance sheet valuation adjustments. Amer Sports' earnings per share are estimated to amount to EUR 0.90-1.00 as previously announced.

Salomon will work in close collaboration together with the workers' representatives in order to find the best possible solutions for the employees via job revitalization and other measures. This social plan is expected to be ready by the end of April 2006.

"These measures are absolutely necessary in order to ensure our competitiveness and build a base for future growth. We will do our utmost to help the people departing our company to find new jobs," says Jean-Luc Diard, the President of Salomon.

Salomon is a leader in outdoor and winter sports and is well-established in technical apparel and footwear. In addition, Salomon's business divisions, Mavic, Bonfire, Arc'teryx and Cliché, all represent a true specialist approach in each of their business areas. Salomon is known for highly innovative and performance-oriented products.

For further information, please contact:
Mr Roger Talermo, President & CEO, Amer Sports, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, Amer Sports, tel. +358 9 7257 8212

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION